ORGANIZATIONAL CHART

The vast majority of Fidelity Security Life Insurance Company (FSL) stock (approximately 97%) is owned by Richard F. Jones (an individual), with nominal portion of the stock owned by FSL employees and board members. Affiliated with the company, but represented by complete ownership by Richard F. Jones (an individual), is Forrest T. Jones and Company, Inc., Forrest T. Jones Consulting Co., Inc., American Service Life Insurance Company, and National Pension and Group Consultants.